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Exhibit 12.1

Great Lakes REIT Ratio of Earnings to
Fixed Charges and Preferred Share Dividends
(Dollars In thousands)

		Years ended December 31,
	2003	2002	2001	2000	1999
Income before discontinued operations and allocation to minority interests	$11,496	$17,368	$19,563	$20,093	$18,178
Interest expense	17,645	15,502	14,331	15,008	13,841
Amortization of deferred financing costs	614	1,100	497	482	526

Adjusted income	$29,755	$33,970	$34,391	$35,583	$32,545

Fixed charges	$18,259	$16,602	$14,828	$15,490	$14,367
Preferred share dividends	3,656	3,656	3,656	3,656	3,656

Adjusted charges	$21,915	$20,258	$18,484	$19,146	$18,023

Ratio of earnings to fixed charges and preferred share dividends	1.36	1.68	1.86	1.86	1.81

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  Exhibit 12.1
Great Lakes REIT Ratio of Earnings to Fixed Charges and Preferred Share Dividends (Dollars In thousands)